

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

via U.S. mail and facsimile

Mr. Frank Iding, Chief Financial Officer and Treasurer
Aqua Society, Inc.
Konrad – Adenauer Strasse 9-13
45699 Herten, Germany

> **RE:** **Aqua Society, Inc.**
> **Form 8-K Item 4.01**
> **Filed July 16, 2010**
> **Form 8-K/A Item 4.01**
> **Filed July 29, 2010**
> **File No. 0-50163**

Dear Mr. Iding:

We have completed our review of your filing and amendment and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant